================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*



                                  VOXWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92906L105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Heather M. Stone, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                                Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               Page 1 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 2 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Edison Venture Fund V, L.P.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
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                               Page 2 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 3 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Edison Partners V, L.P.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware Limited Partnership
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 4 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Joseph A. Allegra
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 4 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 5 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Gary P. Golding
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 5 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 6 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Bruce H. Luehrs
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 6 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 7 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       John H. Martinson
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 7 of 14 pages

====================                                         ===================
CUSIP NO.  92906L105                  13D                    PAGE 8 OF 14 PAGES
====================                                         ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Ross T. Martinson
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
-----  -------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            325,000,000 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        325,000,000 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       325,000,000 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       92.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
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                               Page 8 of 14 pages

                                  SCHEDULE 13D


Item 1.    Security and Issuer.
           -------------------

           This statement relates to the Series D Convertible Preferred Stock, $.001 par value per share (the "Series D Preferred") of Voxware, Inc., a Delaware corporation (the "Issuer") which are convertible into shares of common stock, $.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is Lawrenceville Office Park, P.O. Box 5363, Princeton, New Jersey 08543.


Item 2.    Identity and Background.
           -----------------------

           This statement is being filed by Edison Venture Fund V, L.P. ("Edison V"), Edison Partners V, L.P. ("Edison Partners V"), which is the sole general partner of Edison V, Messrs. Joseph A. Allegra ("JAAllegra"), Gary P. Golding ("GPGolding"), Bruce H. Luehrs ("BHLuehrs"), John H. Martinson ("JHMartinson"), and Ross T. Martinson ("RTMartinson") the individual general partners of Edison Partners V (collectively, the "Edison General Partners" and together with Edison V and Edison Partners V, the "Edison Reporting Persons"). Edison V, Edison Partners V and the Edison General Partners are sometimes referred to collectively herein as the "Reporting Persons."

           The address of the principal business office of Edison V, Edison Partners V and the Edison General Partners is Edison Venture Fund, 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

           The principal business of Edison V is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of Edison Partners V is to act as the sole general partner of Edison V. The principal business of each of the Edison General Partners is to act as a general partner of Edison Partners V and a number of affiliated partnerships with similar businesses.

           During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Each of Edison V and Edison Partners V is a limited partnership organized under the laws of the State of Delaware. Each of the Edison General Partners is a United States citizen.











                               Page 9 of 14 pages

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to the Series D Convertible Preferred Stock Purchase Agreement dated as of April 16, 2003 by and among the Issuer, Edison V and the investors (the "Investors") listed on the signature pages thereto (the "Purchase Agreement"), Edison V purchased 250,000,000 shares (the "Edison Preferred Shares") of Series D Preferred from the Issuer in a private transaction for a total purchase price of $3,750,000; which Edison Preferred Shares are convertible into an aggregate of 250,000,000 shares of Common Stock within 60 days of June 27, 2003. The working capital of Edison V was the source of the funds for the purchase. No part of the purchase price paid by Edison V was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Edison Preferred Shares. In connection with the purchase of the Edison Preferred Shares, Edison V also received a warrant to purchase 62,500,000 shares of Series D Preferred (the "Edison Series D Warrant Shares") and a warrant to purchase 12,500,000 shares of Common Stock (the "Edison Common Stock Warrant Shares," and together with the Edison Series D Warrant Shares, the "Edison Warrant Shares") which warrants are exercisable within 60 days of June 27, 2003.

           A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred is attached as Exhibit I hereto.

Item 4.    Purpose of Transaction.
           ----------------------

           Edison V acquired the Series D Preferred and Warrant Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Edison V may dispose of or acquire additional shares of Common Stock of the Issuer. JAAllegra and RTMartinson have joined the Board of Directors of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure;

           (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)  Any action similar to any of those enumerated above.

                               Page 10 of 14 pages

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) Edison V is the record owner of 250,000,000 of the Edison Preferred Shares. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Preferred Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Preferred Shares.

                Edison V holds warrants to purchase 62,500,000 shares of Series D Preferred which warrants may be exercisable within 60 days of June 27, 2003. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Series D Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Series D Warrant Shares.

                Edison V holds warrants to purchase 12,500,000 share of Common Stock which warrants may be exercisable within 60 days of June 27, 2003. As the sole general partner of Edison V, Edison Partners V may be deemed to own beneficially the Edison Common Stock Warrant Shares. As the individual general partners of Edison Partners V, each of the Edison General Partners also may be deemed to own beneficially the Edison Common Stock Warrant Shares.

                Each of Edison V, Edison Partners V and the Edison General Partners may be deemed to own beneficially 92% of the Common Stock of the Issuer, which percentage is calculated based upon 28,210,919 shares of Common Stock reported to be outstanding by the Issuer as of May 22, 2003, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Edison V, disclaims beneficial ownership of the Edison Preferred Shares and the Edison Warrant Shares.

           (b)  Regarding the number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:
                      0 shares for each Reporting Person.

                (ii)  shared power to vote or to direct the vote:
                      325,000,000 shares for each Reporting Person.

                (iii) sole power to dispose or to direct the disposition:
                      0 shares for each Reporting Person.

                (iv)  shared power to dispose or to direct the disposition:
                      325,000,000 shares for each Reporting Person.

           (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Preferred or Warrant Shares during the last 60 days.



                               Page 11 of 14 pages

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by any of the Reporting Persons.

           (e)  Not Applicable.


Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect
           -------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           The Issuer entered into a Stockholders Agreement dated as of June 27, 2003 with Edison V, the Investors and certain other persons and entities listed on Schedule I attached thereto (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached hereto as Exhibit II.


The Stockholders Agreement provides the following:

Election of Directors. The Issuer's Board of Directors is fixed at no greater than seven members. Each of the parties to the Stockholders Agreement agreed to vote the shares of capital stock of the Issuer then held or thereafter acquired by such party to cause and maintain the election of four persons to the Issuer's Board of Directors. Three of such persons shall be nominated by Edison V or one of its affiliated entities and one of such persons shall be nominated by Cross Atlantic Technology Fund II, L.P. ("Cross Atlantic") or one of its affiliated entities. However, upon Edison V and Cross Atlantic holding in the aggregate less than 40% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison V shall have the right to nominate two persons to the Issuer's Board of Directors and Cross Atlantic shall have the right to nominate one person to the Issuer's Board of Directors. Then, upon Edison V and Cross Atlantic holding in the aggregate less than 30% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison V and Cross Atlantic shall have the right to nominate one person each to the Issuer's Board of Directors. Next, upon Edison V and Cross Atlantic holding in the aggregate less than 20% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison V shall have the right to nominate one person to the Issuer's Board of Directors and Cross Atlantic shall no longer have the right to nominate a person to serve on the Issuer's Board of Directors. Finally, upon Edison V and Cross Atlantic holding in the aggregate less than 10% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, neither Edison V nor Cross Atlantic shall have the right to nominate a person to the Issuer's Board of Directors.

Restrictions on Transfer. Pursuant to the terms of the Stockholders Agreement, if any Investor (including Edison V) wishes to sell, assign, transfer or otherwise dispose of any shares of capital stock of the Issuer then owned or thereafter acquired, it must first offer to sell such shares to the other Investors. In addition, each of the Investors shall have a right of participation in any such sale by such Investor. The right of first refusal and right of participation do not apply to sales of Common Stock by an Investor (i) in a public offering pursuant to a registration statement filed by the Issuer with the Securities and Exchange Commission or (ii) that comply with the "manner of sale" provisions in the first sentence of Rule 144(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Securities Act"). In addition, Investors are prohibited from knowingly selling, assigning, transferring or otherwise disposing of any shares of capital stock of the Issuer to a competitor of the Issuer listed on Schedule IV to the Stockholders Agreement.

           In addition, the Issuer entered into an Investor Rights Agreement dated as of June 27, 2003 with Edison V, the Investors and certain other persons and entities listed on Schedule I attached thereto (the "Investor Rights Agreement"). A copy of the Investor Rights Agreement is attached hereto as
Exhibit III.


                               Page 12 of 14 pages

The Investor Rights Agreement provides the following:

Registration Rights. The Issuer shall make all reasonably practicable efforts to file within thirty days of June 27, 2003 a shelf registration statement with the Securities and Exchange Commission relating to the sale of Common Stock issuable upon (i) conversion of the Series D Preferred (including Common Stock issuable upon the exercise of the Edison Series D Warrant Shares) and (ii) the exercise of the Edison Common Stock Warrants. In addition, the Investor Rights Agreement grants each Investor (including Edison V) the right to participate in any proposed registration of any of the Issuer's securities under the Securities Act initiated by the Issuer. Finally, if the initial shelf registration statement filed by the Issuer is no longer current or effective any Investor (including Edison V) may request that the Issuer file a registration statement on Form S-2 or Form S-3 subject to certain restrictions.

Rights of First Refusal. The Investor Rights Agreement provides Edison V (along with the other Investors) a right of first refusal prior to the Issuer agreeing or obligating itself to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange any shares of the Issuer's Common Stock or any security of the Issuer that is convertible into Common Stock subject to certain exceptions.

           The descriptions of the Series D Preferred, Stockholders Agreement and the Investor Rights Agreement herein are qualified in their entirety by the full text of the Amended and Restated Certificate of Incorporation of the Issuer, the Stockholders Agreement and the Investor Rights Agreement, each of which is attached hereto as set forth in Item 7 herein.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit I - Amended and Restated Certificate of Incorporation

           Exhibit II - Stockholders Agreement

           Exhibit III - Investor Rights Agreement

           Exhibit IV - Powers of Attorney regarding Schedule 13D filings.






                               Page 13 of 14 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 7, 2003


EDISON VENTURE FUND V, L.P.

By:      EDISON PARTNERS V, L.P.
         General Partner


         By:          *
         --------------------------------
         Joseph A. Allegra
         General Partner



EDISON PARTNERS V, L.P.


         By:          *
         --------------------------------
         Joseph A. Allegra
         General Partner


         *
-----------------------------------------
Joseph A. Allegra


         *
-----------------------------------------
Gary P. Golding


         *
-----------------------------------------
Bruce H. Luehrs


         *
-----------------------------------------
Ross T. Martinson


         *
-----------------------------------------
John H. Martinson


/s/ Ross T. Martinson
-----------------------------------------
Ross T. Martinson
As attorney-in-fact


This Schedule 13D was executed by Ross T. Martinson pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit IV.


                               Page 14 of 14 pages